                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2001

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ................. to ..........................
Commission file number .......................................................

A.   Full Title of the Plan and the address of the Plan:

                    GENERAL CABLE RETIREMENT AND SAVINGS PLAN
                             FOR SALARIED ASSOCIATES

                                4 Tesseneer Drive
                        Highland Heights, Kentucky 41076

2. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                            GENERAL CABLE CORPORATION

                                4 Tesseneer Drive
                        Highland Heights, Kentucky 41076

                                   SIGNATURES

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       GENERAL CABLE RETIREMENT
                                       AND SAVINGS PLAN FOR
                                       SALARIED ASSOCIATES

Date: June 27, 2002                    By:   /s/ Robert J. Siverd
                                           --------------------------------
                                       Name: Robert J. Siverd
                                       Title:    Member, Retirement Plan Finance
                                                 Committee

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statements No. 333-31865 and 333-51812 of General Cable Corporation on Forms S-8 of our report dated June 14, 2002, appearing in this Annual Report on Form 11-K of General Cable Retirement and Savings Plan for Salaried Associates (formerly the BICCGeneral Retirement and Savings Plan for Salaried Associates) for the year ended December 31, 2001.

Deloitte & Touche LLP
Cincinnati, Ohio

June 27, 2002

GENERAL CABLE RETIREMENT AND
SAVINGS PLAN FOR SALARIED
ASSOCIATES (FORMERLY BICCGENERAL
RETIREMENT AND SAVINGS PLAN FOR SALARIED
ASSOCIATES)

Financial Statements for the Years Ended
December 31, 2001 and 2000 and Supplemental
Schedule as of December 31, 2001 and
Independent Auditors' Report

GENERAL CABLE RETIREMENT AND SAVINGS PLAN FOR SALARIED ASSOCIATES

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                         PAGE

INDEPENDENT AUDITORS' REPORT                                                               1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits, December 31, 2001 and 2000             2

   Statements of Changes in Net Assets Available for Benefits for the Years Ended
     December 31, 2001 and 2000                                                            3

   Notes to Financial Statements                                                           4

   SUPPLEMENTAL SCHEDULE - Schedule of Assets Held for Investment Purposes (Schedule
       H, Part IV, Line 4i of Form 5500)                                                  10



SUPPLEMENTAL SCHEDULES OMITTED

Supplemental schedules not filed herewith are omitted because of the absence of conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

INDEPENDENT AUDITORS' REPORT

General Cable Retirement and Savings Plan for Salaried Associates:

We have audited the accompanying statements of net assets available for benefits of the General Cable Retirement and Savings Plan for Salaried Associates (formerly BICCGeneral Retirement and Savings Plan) ("the Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP
Cincinnati, Ohio
June 14, 2002

GENERAL CABLE RETIREMENT AND SAVINGS PLAN
FOR SALARIED ASSOCIATES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


                                                               2001              2000
ASSETS:
Investments:
  General Cable Corporation common stock (Notes 2, 4)       $ 2,269,745      $ 1,575,155
  Mutual funds (Notes 2, 4)                                  80,872,274      101,382,987
  Common/Collective Trust Funds (Notes 2, 4)                 25,513,361       21,809,924
  Loans to participants (Note 1)                              2,752,178        3,571,894
                                                          -------------     ------------
           Total investments                                111,407,558      128,339,960

Contributions receivable (Note 3)                               298,460          391,367
                                                          -------------     ------------

NET ASSETS AVAILABLE FOR BENEFITS                         $ 111,706,018     $128,731,327
                                                          =============     ============


See notes to financial statements.

GENERAL CABLE RETIREMENT AND SAVINGS PLAN
FOR SALARIED ASSOCIATES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------


                                                                        2001                 2000
INCREASES:
  Contributions (Notes 1,3):
    Employee                                                      $   5,193,664         $  4,344,123
    Employer                                                          3,709,134            3,423,946
    Rollovers                                                           321,888              415,818
                                                                  --------------        ------------
           Total contributions                                        9,224,686            8,183,887
                                                                  --------------        ------------
  Investment income (loss):
    Equity in net earnings of the General Cable
      Corporation Trust (Notes 1,2,4)                                                      3,070,910
    Interest and dividend income                                      3,008,360            5,536,237
    Net depreciation in fair value of investments (Note 4)          (13,187,765)         (18,564,920)
                                                                  --------------        ------------
           Total investment loss                                    (10,179,405)          (9,957,773)
                                                                  --------------        ------------

                Total                                                  (954,719)          (1,773,886)
                                                                  --------------        ------------

DECREASES:
  Distributions to participants (Note 3)                             16,120,136           11,908,683
  Other disbursements                                                    11,043              109,218
                                                                  --------------        ------------
           Total decreases                                           16,131,179           12,017,901
                                                                  --------------        ------------

Transfer from other plan (Note 1)                                        60,589           66,731,690
                                                                  --------------        ------------

INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR
  BENEFITS                                                          (17,025,309)          52,939,903

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                 128,731,327           75,791,424
                                                                  --------------        ------------

  End of year                                                     $ 111,706,018         $128,731,327
                                                                  ==============        ============

See notes to financial statements.

GENERAL CABLE RETIREMENT AND SAVINGS PLAN
FOR SALARIED ASSOCIATES

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   PLAN DESCRIPTION

     The following description of the General Cable Retirement and Savings Plan for Salaried Associates, formerly the BICCGeneral Retirement and Savings Plan for Salaried Associates, (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     GENERAL - The Plan is a defined contribution plan of General Cable (the "Company") consisting primarily of the following components: the Employer Discretionary Retirement Account which accumulates the participant's share of the trust funds attributable to the Company's discretionary contributions allocated to participants based on compensation; the Employee Before-Tax Contribution Account which accumulates the participant's share of the trust funds attributable to before-tax participant contributions; the Employer Discretionary Matching Account which accumulates the participant's share of the trust funds attributable to Company matching contributions; and the Employee After-Tax Contribution Account which accumulates the participant's share of the trust funds attributable to after-tax participant contributions prior to July 1, 2000.

     Effective July 1, 2000, certain participants in the BICC General Cable Industries, Inc. 401(k) Savings Plan were transferred into this Plan. The 2001 transfer represents net transfers of participant account balances to the Plan from the General Cable Savings Plan for Hourly Associates.

     MFS Heritage Trust became the Trustee of the Plan effective July 1, 2000, replacing The Reliance Trust Company.

     The purpose of the Plan is to provide eligible employees with an opportunity to save on a regular basis and thereby accumulate capital for their retirement years. The Plan is intended to comply with the provisions of Sections 401(a) and 401(k) of the Internal Revenue Code, and the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

     PARTICIPATION - Generally, salaried employees of the Company or an affiliated company as defined by the Plan, other than those included in a collective bargaining unit and covered by an agreement between the Company and such unit, and any individual who accrues a benefit under any other retirement, pension or profit-sharing plan to which the Company contributes, are eligible to participate in the Plan upon the thirty-first day of employment. Participation in the Plan is voluntary as to the Employee Before-Tax Contribution Account, the Employer Discretionary Matching Account and the Employee After-Tax Contribution Account and automatic as to the Employer Discretionary Retirement Account. Separate participant accounts are maintained and participants can choose from several investment funds.

     The Plan also has a Loan Fund from which loans to participants are permitted at an interest rate equal to the prime rate plus 1%. Certain loans made prior to July 1, 2000 bear an interest rate equal to the prime rate plus 2%. The amount borrowed may not be less than $500 (prior to July 1, 2000, the minimum was $1,000) or exceed, as of the date of the loan, the lesser of one half the participant's vested amount in the Plan or $50,000 reduced by the excess of the highest outstanding balance of loans during the 1-year period ending on the day before the date on which the loan was made over the outstanding balance of loans from the Plan.

     The interest rate on loans outstanding at December 31, 2001 ranges from 5.75% to 12.13% and the loans mature through June 2012.

2.   SIGNIFICANT ACCOUNTING POLICIES

     The following are the significant accounting policies followed by the Plan:

     - Investments are generally valued on the basis of the quoted market value.

     -    Security transactions are recorded on the trade date.

     -    Income from investments is recognized when earned.

     BASIS OF PRESENTATION - The accompanying financial statements have been prepared on the accrual basis of accounting.

     ADMINISTRATIVE EXPENSES - Trustee fees are paid by the Plan. All other administrative expenses are paid by the Company.

     USE OF ESTIMATES - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases or decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     The Plan invests in various securities including mutual funds, common/collective trust funds, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

     RECLASSIFICATION - Certain items have been reclassified for the year ended December 31, 2000, in order to conform to classifications used for the year ended December 31, 2001.

     3.   PARTICIPANTS' ACCOUNTS AND BENEFITS

     CONTRIBUTIONS - The Company may elect to make discretionary contributions to Plan participants who have reached one year of service. The discretionary contribution, which totaled $2,021,364 and $2,134,767 for the years ended December 31, 2001 and 2000, respectively, is determined at the discretion of the Board of Directors. The discretionary contribution is allocated to participants based on the participant's total compensation (wages, salaries and other amounts paid for personal services actually rendered, any amounts paid in lieu of unused vacation days, and short-term disability payments).

     Employees who are eligible to participate in the Plan may make a before-tax contribution from between 1% and 15% of their compensation subject to an overall limitation. Effective July 1, 2000, the Company will match 50% of each participant's first 6% of before-tax contributions. Prior to July 1, 2000, the Company matched 50% of each participant's first 4% of before-tax contributions. The Company's matching contribution is at the discretion of the Board of Directors. Company matching contributions totaled $1,687,768 and $1,289,179 for the years ended December 31, 2001 and 2000, respectively. Effective July 1, 2000, participants may not make after-tax contributions to the Plan. Prior to July 1, 2000, participants could make unmatched contributions up to 10% of their compensation on an after-tax basis which is also subject to an overall limitation. The increase or decrease in the net assets of the Plan is allocated on the basis of participant account balances in each of the funds.

     ROLLOVERS - A participant may at any time make a rollover contribution to the Plan if satisfactory evidence that the amount qualifies as a "Rollover Contribution" as defined in the Internal Revenue Code is provided and the rollover does not impose a substantial administrative burden on the Plan.

     VESTING - Participants shall be fully vested in their Employee Before-Tax Contribution Accounts and Employee After-Tax Contribution Accounts.

     The Employer's Discretionary Retirement Accounts are vested based upon completed years of service (as defined by the Plan) as follows:

     For participants who were participants in the General Cable Corporation Retirement and Savings Plan or who were hired on or after July 1, 2000:


                                                                               VESTED
     COMPLETED YEARS OF SERVICE                                              PERCENTAGE
     Less than 3                                                                 0 %
     3 but less than 4                                                          20 %
     4 but less than 5                                                          40 %
     5 but less than 6                                                          60 %
     6 but less than 7                                                          80 %
     7 or more                                                                  100 %
     Attainment of age 55 with 5 years of service, death or disability          100 %


     For participants who were hired after June 30, 1999 but on or before June 30, 2000 and who were participants in the BICC General Cable Industries, Inc. 401(k) Savings Plan:


                                                                             VESTED
     COMPLETED YEARS OF SERVICE                                            PERCENTAGE
     Less than 1                                                               0 %
     1 but less than 2                                                        25 %
     2 but less than 3                                                        50 %
     3 but less than 4                                                        75 %
     4 or more                                                                100 %
     Attainment of Age 55 with 3 years of service, death or disability        100 %


     Participants hired on or before June 30, 1999 and who were Participants in the BICC General Cable Industries, Inc. 401(k) Savings Plan are fully vested in their Employer Discretionary Retirement Account. Participants who were hired before January 1, 2000 and who were participants in the General Photonics, LLC 401(k) Plan prior to its merger with the BICC General Cable Industries, Inc. 401(k) Savings Plan are fully vested in their Employer Discretionary Retirement Account.

     Except as set forth below, the Employer's Discretionary Matching Accounts are vested based upon completed years of service (as defined by the Plan) as follows:

                                                                                        VESTED
     COMPLETED YEARS OF SERVICE                                                       PERCENTAGE
     Less than 1                                                                          0 %
     1 but less than 2                                                                   25 %
     2 but less than 3                                                                   50 %
     3 but less than 4                                                                   75 %
     4 or more                                                                           100 %
     Attainment of age 65 or age 55 with 5 years of service, death or disability         100 %


     Participants hired on or before June 30, 1999 and who were participants in the BICC General Cable Industries, Inc. 401(k) Savings Plan and participants who were hired before January 1, 2000 and who were participants in the General Photonics, LLC 401(k) Plan are fully vested in their Employer Discretionary Matching Accounts.

     BENEFIT PAYMENTS - Upon retirement or other termination of employment, a participant's vested account balance less any amount necessary to repay participant loans may be distributed to the participant, or in the case of death, to a designated beneficiary, in a lump-sum distribution. If hired prior to April 1, 1997 and a participant in the former General Cable Corporation Retirement and Savings Plan, payment may be made by purchase of a single life or joint and survivor annuity, by transfer to the Company's Retirement Income Guarantee Plan (a defined benefit plan) to be paid from such plan in the form as may be available under such plan, or other method as defined in the Plan. Certain participants in the former BICC General Cable Industries, Inc. 401(k) Savings Plan may request that, in lieu of single-sum distributions, their vested account balance be paid in installments over a fixed period. The distribution is made as soon as practicable following the participant's termination of employment.

     WITHDRAWALS - The portion of a participant's account attributable to participant before-tax contributions may be withdrawn at any time without penalty once the participant has attained the age 59-1/2. Participant after-tax contributions may be withdrawn up to two times per year. Certain other account balances may be withdrawn prior to termination of employment if the participant qualifies for financial hardship, as defined by the Plan.

     Net assets available for benefits at December 31, 2001 and 2000, respectively, include $9,083,666 and $7,457,789 of vested account balances attributable to terminated participants.

     FORFEITURES - Upon a participant's termination from the Company, Company contributions which are not vested are used to reduce future Company contributions to the Plan.

4.   INVESTMENTS

     The Plan investments were part of a Master Trust during the first half of 2000. The Plan's investment in the Master Trust consisted of an interest in a commingled employee benefit trust administered by the Company's Retirement Plans Finance Committee with The Reliance Trust Company as trustee during the first half of 2000. The assets of the Company's two defined contribution plans were commingled for investment purposes; however, the trustee accounted for changes in net assets of the Master Trust for each plan.

     The Master Trust was presented at fair value based on the market value of the investments of the Master Trust. Market values were generally determined by the quoted closing price of the securities on the last business day of the period. Income from investments was recognized when earned. The cost of investments sold was determined by the average cost method.

     Changes in net assets of the Master Trust are:

                                                              PERIOD ENDED
                                                                JUNE 30,
     CHANGES IN NET ASSETS                                        2000

     Deposits by participating plans                           $ 3,921,580
     Withdrawals by participating plans                         (4,133,953)
     Interest and dividends                                        635,616
     Increase from investment activities                         2,665,325
     Transfer to MFS Heritage Trust                            (82,445,447)
                                                               ------------

     Total change in net assets                               $(79,356,879)
                                                              =============


     Equity in the net earnings of the Master Trust was allocated to participating plans and participants daily. The Plan's equity in net earnings of the Master Trust was $3,070,910 for the period ended June 30, 2000.

     Effective July 1, 2000, thirteen investment options with varying degrees of risk and General Cable Corporation common stock are offered to Plan participants.

     The following table presents investments that represent five percent or more of the Plan's net assets.


                                                                     DECEMBER 31,      DECEMBER 31,
                                                                         2001              2000

     MFS Fixed Fund - Class I                                      $ 25,513,361          20,721,101
     Vanguard Institutional Index Fund                                9,879,972          12,497,496
     MFS Massachusetts Investors Trust Fund - Class I                11,906,538          16,461,957
     MFS Massachusetts Investors Growth Stock Fund - Class I                              6,964,521
     MFS Emerging Growth Fund - Class I                              11,325,792          16,524,672
     MFS Value Fund - Class I                                        15,135,995          16,062,997
     Franklin Small Mid Cap Growth Fund - Class A                    11,837,273          16,850,313


     For the year ended December 31, 2001 and the six months ended December 31, 2000, Plan investments (including investments bought, sold and held during the period) appreciated / (depreciated) in value as follows:


                                                                        2001               2000
     Mutual Funds                                                 $ (15,950,772)     $ (17,398,082)
     General Cable Corporation common stock                           2,763,007         (1,166,838)
                                                                  -------------      -------------

     Total depreciation                                           $ (13,187,765)     $ (18,564,920)
                                                                  ==============     =============


5.   PLAN TERMINATION

     The Company expects to continue the Plan indefinitely, but reserves the right to terminate it by duly adopted written resolution of the Board of Directors of the Company. In the event of termination, the assets of the Plan credited to each participant's account become fully vested and non-forfeitable, and the plan assets will be allocated to provide benefits to participants as set forth in the Plan, or as otherwise required by law.

6.   TAX STATUS

     The Plan obtained its latest determination letter on April 6, 1995, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC and the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                     ******

GENERAL  CABLE RETIREMENT AND SAVINGS PLAN
FOR SALARIED ASSOCIATES

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
(SCHEDULE H, PART IV, LINE 4I OF FORM 5500)
DECEMBER 31, 2001
--------------------------------------------------------------------------------

IDENTITY OF ISSUE/                                                                   FAIR
DESCRIPTION OF INVESTMENT                                                           VALUE

Common/Collective Trust Funds -
  MFS Fixed Fund - Class I                                                       $  25,513,361
                                                                                 -------------

Mutual Funds:
  MFS Emerging Growth Fund - Class I                                                11,325,792
  MFS Massachusetts Investors Trust Fund - Class I                                  11,906,538
  MFS Massachusetts Investors Growth Stock Fund - Class I                            5,128,426
  MFS Strategic Income Fund - Class I                                                5,059,183
  MFS Value Fund - Class I                                                          15,135,995
  American Europacific Growth Fund - Class A                                         4,915,946
  Franklin Small Mid Cap Growth Fund - Class A                                      11,837,273
  PIMCO Total Return Fund - Class A                                                  3,857,518
  Vanguard Institutional Index Fund                                                  9,879,972
  MFS Capital Opportunities Fund - Class I                                             942,127
  MFS Research International Fund - Class I                                            537,584
  MFS Mid Cap Growth Fund - Class I                                                    345,920
                                                                                 -------------
                                                                                    80,872,274
                                                                                 -------------

Common Stock -
  General Cable Corporation                                                          2,269,745
                                                                                 -------------

Loans to Participants -
  Loans maturing through June 2012 bearing interest rates ranging from
    5.75% to 12.13%                                                                  2,752,178
                                                                                 -------------

TOTAL INVESTMENTS                                                                $ 111,407,558
                                                                                 =============
